SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

SouthPeak Interactive Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

844649 10 3

(CUSIP Number)

Terry M. Phillips
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113
Telephone: (804) 378-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry M. Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	16,785,720
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	16,785,720
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,785,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.03%(1)
14	TYPE OF REPORTING PERSON IN

(1)           Based on 59,893,600 shares of common stock outstanding on March 31, 2010.

This Amendment No. 3 (“Amendment No. 3”) amends the items set forth below of the Schedule 13D, originally filed on April 25, 2008, as amended on April 28, 2008 and May 21, 2008 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns an aggregate of 16,785,720 shares of Common Stock, which represents approximately 28.03% of the Common Stock outstanding as of March 31, 2010.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 16,785,720 shares of Common Stock.

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Person and the Issuer’s securities:

Date	Number of Shares Disposed Of	Sales Price per Share
2/18/2010	352,940 shares	Not applicable (gift)

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Purchase Agreement by and among the Issuer, Intermezzo Establishment (“Intermezzo”), and Paragon Investment Fund (“Paragon”), dated March 31, 2010, pursuant to which Intermezzo and Paragon were issued shares of the Common Stock by the Issuer, the Reporting Person entered into a letter agreement with Intermezzo and Paragon on March 31, 2010 (the “Letter Agreement”).  Pursuant to the Letter Agreement, Intermezzo and Paragon will have co-sale rights with respect to any future non-market transfers by the Reporting Person of his Common Stock.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Letter Agreement by and among the Reporting Person, Intermezzo Establishment and Paragon Investment Fund, dated March 31, 2010.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2010

TERRY M. PHILLIPS

By:	/s/ Terry M. Phillips
Name:	Terry M. Phillips

EXHIBIT INDEX

Exhibit
Number	Description

1	Letter Agreement by and among the Reporting Person, Intermezzo Establishment and Paragon Investment Fund, dated March 31, 2010.